Mohit Singh Executive Vice President and Chief Financial Officer
6100 North Western Avenue Oklahoma City, Oklahoma 73118

May 17, 2023

Via EDGAR

Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Brian McAllister and Shannon Buskirk

RE:	Chesapeake Energy Corporation Form 10-K for fiscal year ended December 31, 2022 Filed on February 22, 2023 Form 8-K filed on May 2, 2023 File No. 001-13726

Dear Mr. McAllister and Ms. Buskirk:

This letter sets forth the responses of Chesapeake Energy Corporation (the “Company,” “Chesapeake,” “our” or “we”) to the comments set forth in the comment letter from the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated May 8, 2023 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on February 22, 2023 (the “Form 10-K”), and the Company’s Current Report on Form 8-K filed on May 2, 2023 (the “Form 8-K” and together with the Form 10-K, the “Filings”).

To assist your review, set forth below in bold are the comments from the Staff in the Comment Letter, and immediately below each comment is the response of the Company. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Filings, as applicable.

Form 10-K for the fiscal year ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 53

1.We note that your discussion of the results of operations compares the year ended December 31, 2022 with the combined 2021 Successor and Predecessor periods. Your discussion is also supplemented with various tables that combine the 2021 Successor and Predecessor periods that contain the heading “Non-GAAP combined.” Please revise your

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disclosures to eliminate any discussions and tables that present this combined information. We do not believe such a presentation is appropriate as the Predecessor and Successor financial statements are those of different reporting entities, prepared using a different basis of accounting, and are not comparable. Please refer to the guidance in FASB ASC 852-10-45-26 and 45-27.

Response: The Company respectfully acknowledges the Staff’s comment. While the Company believes the presentation of certain key performance indicators on a combined basis, such as combined operating revenues and expenses, provides meaningful comparisons to other periods and is useful to investors in understanding operations trends, in accordance with FASB ASC 852-10-45-26 and 45-27, the Company will cease presenting financial information on a combined basis for Successor and Predecessor periods in future filings, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

Adjusted Gross Margin by Operating Area, page 57

2.Revise your disclosure of the non-GAAP measure, Adjusted Gross Margin by Operating Area, to provide a reconciliation of these measures on an operating area basis to their most directly comparable GAAP measure as required by Item 10(e)(i)(1)(b) of Regulation S-K. Please identify Adjusted Gross Margin by Operating Area as a non-GAAP measure under your Non-GAAP Measures section presented on page 61 and provide all relevant disclosures required by Item 10(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings, if the Company presents Adjusted Gross Margin by Operating Area, the Company will provide (i) a reconciliation of these measures on an operating area basis to their most directly comparable GAAP measure as required by Item 10(e)(1)(i)(b) of Regulation S-K and (ii) all other relevant disclosures required by Item 10(e) of Regulation S-K.

Form 8-K filed on May 2, 2023

Exhibit 99.2

Adjusted Gross Margin (unaudited), page 6

3.Consistent with the comment above, revise your disclosure of the non-GAAP measure, Adjusted Gross Margin by Operating Area, to provide a reconciliation of these measures on an operating area basis to their most directly comparable GAAP measure as required by Item 10(e)(i)(1)(b) of Regulation S-K. Please identify Adjusted Gross Margin by Operating Area as a non-GAAP measure under your Non-GAAP Measures section

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presented on page 8 and provide all relevant disclosures required by Item 10(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings and in future earnings releases furnished pursuant to Item 2.02 of Form 8-K, if the Company presents Adjusted Gross Margin by Operating Area, the Company will provide (i) a reconciliation of these measures on an operating area basis to their most directly comparable GAAP measure as required by Item 10(e)(1)(i)(b) of Regulation S-K and (ii) all other relevant disclosures required by Item 10(e) of Regulation S-K.

Non-GAAP Financial Measures, page 8

4.We refer you to page 9. Please revise the net income per share amounts after adjustments that are presented alongside Adjusted net income (Non-GAAP) to be labeled as non-GAAP earnings per share. Additionally, please identify this non-GAAP per share measure in your discussion on page 8 and provide all required disclosures under Item 10(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. In future earnings releases furnished pursuant to Item 2.02 of Form 8-K, the Company will revise its “Non-GAAP Financial Measures” discussion to clearly identify Adjusted Diluted Earnings Per Common Share as a non-GAAP financial measure and provide all required disclosures for this measure under Item 10(e) of Regulation S-K.

In future earnings releases furnished pursuant to Item 2.02 of Form 8-K, the Company will also revise its reconciliation tables to provide separate tables reconciling (i) Adjusted Net Income to Net Income (Loss) Available to Common Stockholders and (ii) Adjusted Diluted Earnings Per Common Share to Earnings (Loss) Per Common Share. An example of our proposed disclosure is set forth in Exhibit A to this letter.

5.We refer you to page 11 and the reconciliation of Adjusted free cash flow (non-GAAP). Please tell us the nature of the adjustment free cash flow associated with assets under contract and your consideration of Question 100.01 of the Compliance Disclosure & Interpretations issued by the Division of Corporation Finance.

Response: The Company respectfully acknowledges the Staff’s comment. Adjusted Free Cash Flow is a liquidity measure used to determine the Company’s quarterly variable dividend.

In March and April of 2023, the Company closed two divestitures of certain Eagle Ford assets. Due to the structure of the Eagle Ford divestitures, both of which had an effective date of October 1, 2022, the cash generated by the assets under

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contract and divested assets was delivered to the respective buyers through a reduction in the proceeds received by the Company at the closing of each transaction.

The Company believes that excluding from Adjusted Free Cash Flow the cash that was to be provided to the respective buyers of the Eagle Ford assets was appropriate to reflect the economic impact of the effective date of the transactions and is consistent with the guidance in Question 100.01 of the Compliance & Disclosure Interpretations. Not doing so would have been misleading, since it would have overstated the cash available for distribution to the Company’s shareholders.

In the future, when the Company discloses Adjusted Free Cash Flow, it will include additional, clarifying disclosure to more specifically discuss the adjustments associated with assets under contract and divested assets for the two Eagle Ford transactions and any similar transactions that may take place in the future.

* * * * *

Should any member of the Staff have questions regarding our responses to the comments set forth above or need additional information, please do not hesitate to call J. David Hershberger, our Corporate Governance and Securities Counsel, at (405) 935-3878 or me at (405) 673-8136.

Very truly yours,

/s/ MOHIT SINGH

Mohit Singh Executive Vice President and Chief Financial Officer

CC:    Kevin M. Richardson, Latham & Watkins LLP

Exhibit A

RECONCILIATION OF NET INCOME (LOSS) AVAILABLE TO COMMON STOCKHOLDERS TO ADJUSTED NET INCOME (unaudited)

($ in millions)	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
Net income (loss) available to common stockholders (GAAP)	$1,389	$(764)

Adjustments:
Unrealized (gains) losses on natural gas and oil derivatives	(1,119)	1,538
Gains on sales of assets	(335)	(279)
Other operating expense, net	7	31
Other	(6)	(13)
Tax effect of adjustments(a)	334	(77)
Adjusted net income (Non-GAAP)	$270	$436

(a)
The 2023 First Quarter includes a tax effect attributed to the reconciling adjustments using a statutory tax rate of 23% and the 2022 First Quarter includes a tax effect attributed to the reconciling adjustments using an estimated annual effective tax rate of 6%.

RECONCILIATION OF EARNINGS (LOSS) PER COMMON SHARE TO ADJUSTED DILUTED EARNINGS PER COMMON SHARE (unaudited)

	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022
	$/Share	$/Share
Earnings (loss) per common share (GAAP)	$10.31	$(6.32)
Effect of dilutive securities	(0.71)	—
Diluted earnings (loss) per common share (GAAP)	$9.60	$(6.32)

Adjustments:
Unrealized (gains) losses on natural gas and oil derivatives	(7.73)	12.73
Gains on sales of assets	(2.32)	(2.31)
Other operating expense, net	0.05	0.26
Other	(0.04)	(0.11)
Tax effect of adjustments(a)	2.31	(0.64)
Effect of dilutive securities	—	(0.52)
Adjusted diluted earnings per common share (Non-GAAP)	$1.87	$3.09

(a)
The 2023 First Quarter includes a tax effect attributed to the reconciling adjustments using a statutory tax rate of 23% and the 2022 First Quarter includes a tax effect attributed to the reconciling adjustments using an estimated annual effective tax rate of 6%.